Splash Wine, Inc.

Splash™

ANNUAL REPORT

52 N Palmetto Avenue, Suite #106

Eagle, ID 83616

(844) 444-9311

https://www.splashwines.com

This Annual Report is dated June 21, 2023.

BUSINESS

The company's business

Splash Wines is devoted to upending and changing the direct-to-consumer, online wine space. We deliver exceptional, value-oriented wines directly to the doors of consumers throughout the United States. With a focus on fanatical customer service, outstanding quality and affordable pricing, we believe we have become one of the leading companies in the incredibly fractured online wine industry in the United States.

Our primary source of revenue generation is from selling wine directly to customers online around the United States. In addition, we sell and generate revenue from our membership programs for frequent customers, including annual and lifetime memberships that provide regular, loyal customers with added benefits, including extra Splash Cash back per order and free shipping on all orders.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

<p style="text-align: center;">**REGULATORY INFORMATION**</p>

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align: center;">**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</p>

<p style="text-align: center;">**AND RESULTS OF OPERATION**</p>

Operating Results – 2021 **Compared to** 2020

• Revenue
Revenue for fiscal year 2021 $42,579,543 was compared to $21,266,302 in fiscal year 2020.
Cost of sales
Cost of Sales for fiscal year 2021 $39,947,745 was compared to $19,387,011 in fiscal year 2020. The primary reason for the higher cost in sales was due to more sales.
Gross Profit
Gross margins for fiscal year 2021 $4,605,181. were compared to $1,879,291. in fiscal year 2020. In fiscal year 2021 the gross margin was 10.82% as compared to 8.84% in fiscal year 2020. The primary reason for the increase in margin was because Splash had an increase in sales largely in-part to COVID.
Expenses
Operating Expenses for fiscal year 2021 were $ 4,163,470. compared to $1,762,154 in fiscal year 2020. This increase in costs was attributable to largely increasing marketing efforts, the addition in staff, with a move to a larger building.
Historical results and cash flows:
Splash is currently in the growth stage and has been revenue generating since 2015. With 6 years history, management is able to fairly accurately forecast future revenue and cash flows, particularly the next 12 months. Past cash was primarily generated through marketing wine directly to the consumer.

Liquidity and Capital Resources

At December 31, 2021 the Company had cash of $260,417.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: AION FINANCIAL TECHNOLOGIES INC.,
Amount Owed: $2,315,622.
Interest Rate: 16.5%
The Company entered into a Line of Credit agreement with AION FINANCIAL TECHNOLOGIES INC., a Delaware corporation. The credit facility size is $4,000,000. The interest rate is 16.50% per annum. The total outstanding balance as of June 30, 2021, and June 30, 2020 was $2,315,622 and $664,752, respectively. The entire balance is classified as current.

• Creditor: Cloud 9 Investments LLC
Amount Owed: $140,000.00
Interest Rate: 12.0%

On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2021 and June 30, 2020, is $50,000. The convertible note to Cloud Nine has been capped at $140k. No further interest will be due.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Mackay Imeson
Robert Mackay Imeson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer, Director
Dates of Service: October, 2014 - Present
Responsibilities: I am the founder and Chief Executive Officer. Salary $282,000

Name: Parker Louis Imeson
Parker Louis Imeson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Operating Officer
Dates of Service: January, 2015 - Present
Responsibilities: Daily Operations management, with a focus on inventory and order management, supplier relations, and customer service oversight. Salary: $85,000

Name: Patrick William Mackay Imeson
Patrick William Mackay Imeson's current primary role is with Atomai, Inc.. Patrick William Mackay Imeson currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: June, 2015 - Present
Responsibilities: Director/Advisor

Other business experience in the past three years:
• Employer: Black Diamond Financial Group
Title: Managing Director
Dates of Service: January, 2007 - Present
Responsibilities: I lead a team of professionals in the pursuit of opportunistic investments in the $1M - $20M range. Our fund is non thematic - we find deals we like and pursue them aggressively. Current portfolio includes: clean energy, natural resources, software, artificial intelligence and more. We are always looking at new deals so send them our way.

Other business experience in the past three years:
• Employer: Morgan Mining LLC
Title: Investor / Advisor
Dates of Service: January, 2019 - Present

Responsibilities: Investor

Other business experience in the past three years:
• Employer: Atomai, Inc.
Title: Executive Chariman / Interim CEO
Dates of Service: January, 2015 - Present
Responsibilities: Executive Chariman / Interim CEO

Name: Garrett Mackay Imeson
Garrett Mackay Imeson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Marketing Officer
Dates of Service: January, 2015 - Present
Responsibilities: I spearhead the revenue generation and customer acquisition channels for Splash and its affiliated brands.

Name: Bruce Samuel Cunningham
Bruce Samuel Cunningham's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: President, Director
Dates of Service: July, 2019 - Present
Responsibilities: President. Leading Product Development and Supply Chain Management.
Salary: $60,000

Name: Abigail Knox Berman
Abigail Knox Berman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2015 - Present
Responsibilities: I'm on the board of Splash.

Name: Trevor Pettennude
Trevor Pettennude's current primary role is with Zuni Payments LLC DBA Banctek Solutions.
Trevor Pettennude currently services 0 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2015 - Present
Responsibilities: Director

Other business experience in the past three years:
• Employer: Zuni Payments LLC DBA Banctek Solutions
Title: CEO
Dates of Service: January, 2018 - Present
Responsibilities: Executive Management

Name: Michael Beane
Michael Beane's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

• Position: Chief Financial Officer
Dates of Service: June, 2021 - Present
Responsibilities: Specialties: -Build corporate value -Design and implement solutions to complex business issues -Team leader and team builder -Negotiate sound contracts for M&A transactions -Create, articulate and implement strategic change Salary: $120,000

Other business experience in the past three years:
• Employer: SMB LLC
Title: Managing Member
Dates of Service: January, 2005 - Present
Responsibilities: Private equity investor in California and Costa Rican real estate.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Robert Imeson
Amount and nature of Beneficial ownership: 2,475,000
Percent of class: 15.44

Title of class: Common Stock
Stockholder Name: Abigail Berman
Amount and nature of Beneficial ownership: 2,275,000
Percent of class: 14.19

Title of class: Common Stock
Stockholder Name: Carolena Imeson
Amount and nature of Beneficial ownership: 2,050,000
Percent of class: 12.79

RELATED PARTY TRANSACTIONS

• Name of Entity: JA Imports LLC
Names of 20% owners: (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company)
Relationship to Company: Officer
Nature / amount of interest in the transaction: Consulting
Material Terms: Splash Wines Inc has an agreement with JA Imports LLC to manage

compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

• Name of Entity: Cloud 9 Investments LLC
Names of 20% owners: whose owners are board members of Splash Wines Inc
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Note
Material Terms: On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2021 and June 30, 2020, is $50,000. Cloud Nine convertible was fully paid.

• Name of Entity: Patrick Imeson
Relationship to Company: Officer
Nature / amount of interest in the transaction: Loan
Material Terms: $50k was loaned to Patrick Imeson at 6% interest.

OUR SECURITIES

Preferred Stock

The amount of security authorized is 8,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Splash Wines or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Splash Wines could harm our reputation and materially negatively impact our financial condition and business. Market Risk The wine industry is subject to market fluctuations, which can impact consumer demand, pricing, and overall profitability. Changes in consumer preferences, economic conditions, or regulatory factors can affect Splash Wines' sales and revenue. Competitive Landscape The wine industry is highly competitive, with numerous established players and emerging competitors. Splash Wines may face challenges in acquiring and retaining customers, as well as maintaining a competitive edge against other wine retailers, online marketplaces, or local wineries. Operational Risks Like any business, Splash Wines faces operational risks such as supply chain disruptions, logistical challenges, quality control issues, or production delays. Any inefficiencies in operations could impact the company's ability to meet customer demands or maintain profitability. Regulatory and Compliance Risks Compliance with regulations is crucial for any business, particularly in the alcohol industry. Splash Wines must adhere to various federal, state, and local laws related to alcohol sales, distribution, and licensing. Failure to comply with these regulations could result in penalties, fines, or legal issues. Cybersecurity Risks As an online retailer, Splash Wines collects and stores customer data, including payment information. The company could be susceptible to cybersecurity breaches, hacking attempts, or data theft, which may harm its reputation, lead to financial losses, or result in legal liabilities. Dependence on Suppliers and Partners Splash Wines relies on its network of wine suppliers and delivery partners. Any disruptions in the supply chain, including issues with sourcing quality wines, delivery delays, or relationship strains with key partners, could negatively impact the company's operations and customer satisfaction. Consumer Preferences Changes in consumer tastes and preferences can significantly affect the demand for certain wines or wine-related products. If Splash Wines fails to adapt to evolving consumer trends or misjudges market demand, it could lead to inventory write-offs, reduced sales, and financial losses. Economic Factors General economic conditions, such as recessions, inflation, or fluctuations in consumer spending patterns, can impact discretionary purchases like wine. A downturn in the economy may result in decreased consumer demand and lower sales for Splash Wines.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 21, 2023.

Splash Wine, Inc.

By /s/ *Robert Imeson*

Name: Splash Wines Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Splash Wines, Inc.
CEO Financial Certification

I, Robert M Imeson, the Chief Executive Officer of Splash Wines, Inc., hereby certify that the financial statements of Splash Wines, Inc and notes thereto for the periods ending June 30, 2020 and June 30, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2021 the amounts reported on our tax returns were total income of $42,552,927, taxable income of $284,459 and total tax of $59,736.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19 day of June 2023

DocuSigned by:

Rob Imeson

01B076107B0B4BB...

Rob Imeson

CEO

Splash Wines, Inc.
Profit & Loss
July 2020 through June 2021

	Jul '20 - Jun 21
Ordinary Income/Expense	
Income	
400.00 · Revenue	
400.01 · Daily Deals	13,463,020.74
400.02 · Internal	24,409,989.20
400.03 · Affiliate	3,543,960.75
400.04 · Strategic Partnership	375,832.29
400.05 · QVC	398,224.04
400.06 · Membership	361,899.66
Total 400.00 · Revenue	42,552,926.68
Total Income	42,552,926.68
Cost of Goods Sold	
500.00 · Cost of revenue	
500.10 · Right to Mkt Inv	
500.11 · Daily Deals	4,863,200.30
500.12 · Internal	9,343,892.19
500.13 · Affiliate	1,337,269.80
500.14 · Strategic Partership	138,310.10
Total 500.10 · Right to Mkt Inv	15,682,672.39
500.20 · Shipping costs	
500.21 · Daily Deals	4,608,611.84
500.22 · Internal	9,001,846.84
500.23 · Affiliate	1,219,285.56
500.24 · Strategic Partnership	146,170.02
500.25 · QVC	346,525.93
Total 500.20 · Shipping costs	15,322,440.19
500.30 · Merchant credit card fees	942,181.77
500.50 · Splash Cash Redeemed	671,505.88
500.60 · Cost of aquisition	
500.61 · Daily deals sales	3,790,358.20
500.62 · Internal sales	309,395.86
500.63 · Affiliate sales	1,229,191.13
Total 500.60 · Cost of aquisition	5,328,945.19
Total 500.00 · Cost of revenue	37,947,745.42
Total COGS	37,947,745.42
Gross Profit	4,605,181.26
Expense	
525.00 · Amortization expense	47,742.00
535.00 · Automobile expense	16,737.70
550.00 · Bank service charges	7,550.00
590.00 · Depreciation expense	4,373.00
598.00 · Computer and internet expenses	4,876.17
600.00 · Charitable donation	1,384.50
605.00 · Consulting fees	492,642.85
615.00 · Employee benefits	75,318.22

Splash Wines, Inc.
Profit & Loss
July 2020 through June 2021

	Jul '20 - Jun 21
645.00 · Entertainment and meals	158,529.56
695.00 · Insurance	221,363.79
700.00 · Janitorial	3,720.00
720.00 · Legal and professional fees	169,840.79
725.00 · Licenses and permits	12,358.47
749.00 · Marketing	283,313.91
749.10 · Marketing Email	93,413.49
750.00 · Office expense	129,093.91
775.00 · Payroll taxes	96,956.79
790.00 · Postage and delivery	2,916.02
810.00 · Rent	69,086.95
855.00 · Telephone and communications	28,011.83
860.00 · Travel and meetings	125,245.51
880.00 · Utilities	2,319.11
885.00 · Wages	1,712,904.47
890.00 · Website expenses	403,771.29
Total Expense	4,163,470.33
Net Ordinary Income	441,710.93
Other Income/Expense	
Other Income	
925.00 · Interest earned	6,195.52
930.00 · Shipping Surcharge	1,529,808.71
945.00 · Miscellaneous income	133,403.70
Total Other Income	1,669,407.93
Other Expense	
975.00 · Income tax expense-federal	59,736.00
976.00 · Income tax expense-state	21,338.00
980.00 · Interest expense	181,272.04
985.01 · Covid shipping surcharge	59,502.70
985.02 · Covid adjustment	954,918.79
Total Other Expense	1,276,767.53
Net Other Income	392,640.40
Net Income	**834,351.33**

Splash Wines, Inc.
Balance Sheet
As of June 30, 2021

	Jun 30, 21
ASSETS	
Current Assets	
Checking/Savings	
105.00 · Cash in bank - checking	291,458.53
110.00 · Cash in bank - savings	100,005.82
Total Checking/Savings	391,464.35
Accounts Receivable	
112.00 · Accounts receivable	30,265.67
Total Accounts Receivable	30,265.67
Other Current Assets	
113.00 · Receivable - paypal	605.19
114.00 · Employee advances	2,000.00
116.00 · Right to mkt inventory	6,793,041.63
116.50 · Boise cellar	26,878.54
122.00 · Prepaid expense	18,066.85
125.00 · Groupon receivable	91,137.90
127.00 · Cellarstash receivable	118,394.60
128.00 · Note receivable cellarstash	221,000.00
Total Other Current Assets	7,271,124.71
Total Current Assets	7,692,854.73
Fixed Assets	
138.00 · Furniture and fixtures	6,203.25
139.00 · Office equipment	10,596.45
143.00 · Automotive equipment	16,772.92
144.00 · Leasehold improvements	49,067.51
145.00 · Accumulated depreciation	-31,848.00
Total Fixed Assets	50,792.13
Other Assets	
150.00 · Loan fees	32,073.03
155.00 · Funding fees	145,647.12
157.00 · Website development	75,771.91
160.00 · Start up costs	86,791.76
161.00 · Accumulated amortization	-219,978.00
180.00 · Notes receivable - long term	50,000.00
Total Other Assets	170,305.82
TOTAL ASSETS	**7,913,952.68**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200.00 · Accounts payable	2,456,568.55
Total Accounts Payable	2,456,568.55
Credit Cards	1,145,798.75
Other Current Liabilities	
206.25 · Accrued expenses	240,000.00

Splash Wines, Inc.
Balance Sheet
As of June 30, 2021

	Jun 30, 21
208.00 · Income taxes accrued	81,074.00
216.00 · LOC - Aion	2,315,622.88
Total Other Current Liabilities	2,636,696.88
Total Current Liabilities	6,239,064.18
Long Term Liabilities	
250.00 · Convertible debt	100,000.00
Total Long Term Liabilities	100,000.00
Total Liabilities	6,339,064.18
Equity	
300.00 · Capital stock	855,700.90
305.00 · Preferred stock (SeedInvest)	630,052.00
310.00 · Beginning retained earnings	-745,215.73
Net Income	834,351.33
Total Equity	1,574,888.50
TOTAL LIABILITIES & EQUITY	7,913,952.68

Splash Wines, Inc.
Statement of Cash Flows
July 2020 through June 2021

	Jul '20 - Jun 21
OPERATING ACTIVITIES	
Net Income	834,351.33
Adjustments to reconcile Net Income	
to net cash provided by operations:	
112.00 · Accounts receivable	-30,265.67
113.00 · Receivable - paypal	9,256.16
114.00 · Employee advances	-2,000.00
116.00 · Right to mkt inventory	-4,203,482.66
116.50 · Boise cellar	21,841.46
122.00 · Prepaid expense	30,617.26
125.00 · Groupon receivable	614,381.10
127.00 · Cellarstash receivable	-8,935.25
200.00 · Accounts payable	-734,925.88
202.00 · Credit Cards - S/H:202.02 · JAI -EBI-1007	-135,853.48
202.00 · Credit Cards - S/H:202.04 · JAI - 1001	-69,540.42
202.00 · Credit Cards - S/H:202.08 · Rob CC	-4,607.26
202.10 · Key Bank MC	1,031.53
202.11 · Bank of america	5,803.08
204.00 · Splash amex #2007	547,596.64
205.00 · Accrued payroll	-15,000.00
206.00 · Payroll liabilities	-1,147.50
206.25 · Accrued expenses	120,000.00
206.50 · Sales and excise tax payable	-305,738.90
208.00 · Income taxes accrued	81,044.00
209.00 · Interest payable	-2,361.09
212.50 · Notes payable	-264,643.00
216.00 · LOC - Aion	1,650,870.16
Net cash provided by Operating Activities	-1,861,708.39
INVESTING ACTIVITIES	
145.00 · Accumulated depreciation	4,373.00
155.00 · Funding fees	-15,175.00
161.00 · Accumulated amortization	47,742.00
170.00 · Due from officers	399,247.13
Net cash provided by Investing Activities	436,187.13
FINANCING ACTIVITIES	
249.00 · PPP	-125,000.00
250.00 · Convertible debt	-155,000.00
300.00 · Capital stock	180,208.10
Net cash provided by Financing Activities	-99,791.90
Net cash increase for period	-1,525,313.16
Cash at beginning of period	1,916,777.51
Cash at end of period	**391,464.35**

Splash Wines, Inc.
Profit & Loss
July 2019 through June 2020

	Jul '19 - Jun 20
Ordinary Income/Expense	
Income	
400.00 · Revenue	
400.01 · Daily Deals	6,158,589.22
400.02 · Internal	10,087,852.45
400.03 · Affiliate	3,942,361.70
400.04 · Strategic Partnership	159,273.51
400.05 · QVC	441,196.92
400.06 · Membership	248,193.85
400.10 · Wine Maker's Dinner	11,041.45
400.15 · Upsells	217,793.62
Total 400.00 · Revenue	21,266,302.72
Total Income	21,266,302.72
Cost of Goods Sold	
500.00 · Cost of revenue	
500.10 · Right to Mkt Inv	
500.11 · Daily Deals	2,286,962.64
500.12 · Internal	4,029,137.88
500.13 · Affiliate	1,481,784.23
500.14 · Strategic Partership	67,689.22
500.55 · Upsells	116,166.14
Total 500.10 · Right to Mkt Inv	7,981,740.11
500.20 · Shipping costs	
500.21 · Daily Deals	2,081,827.21
500.22 · Internal	3,729,253.39
500.23 · Affiliate	1,384,055.75
500.24 · Strategic Partnership	62,432.93
500.25 · QVC	388,418.08
500.65 · Upsells	46,151.00
Total 500.20 · Shipping costs	7,692,138.36
500.30 · Merchant credit card fees	469,906.18
500.50 · Splash Cash Redeemed	280,932.61
500.51 · Wine maker's Dinner	21,577.33
500.60 · Cost of aquisition	
500.61 · Daily deals sales	1,655,118.21
500.63 · Affiliate sales	1,285,598.52
Total 500.60 · Cost of aquisition	2,940,716.73
Total 500.00 · Cost of revenue	19,387,011.32
Total COGS	19,387,011.32
Gross Profit	1,879,291.40
Expense	
525.00 · Amortization expense	64,776.00
535.00 · Automobile expense	5,070.32
550.00 · Bank service charges	7,163.75
590.00 · Depreciation expense	6,426.00

Splash Wines, Inc.
Profit & Loss
July 2019 through June 2020

	Jul '19 - Jun 20
598.00 · Computer and internet expenses	2,979.33
600.00 · Charitable donation	1,200.60
605.00 · Consulting fees	315,005.35
610.00 · Dues and subscriptions	120.00
612.00 · Education	19.99
615.00 · Employee benefits	59,146.96
645.00 · Entertainment and meals	95,557.36
660.00 · Equipment rental	6,629.34
695.00 · Insurance	38,200.94
700.00 · Janitorial	2,997.82
720.00 · Legal and professional fees	19,137.25
749.00 · Marketing	37,864.56
749.10 · Marketing Email	93,308.93
750.00 · Office expense	93,400.49
755.00 · Officers' salaries	120,000.00
760.00 · Outside labor	11,085.38
775.00 · Payroll taxes	53,340.17
790.00 · Postage and delivery	2,327.51
810.00 · Rent	39,150.00
815.00 · Repairs and maintenance	1,190.24
855.00 · Telephone and communications	18,832.70
860.00 · Travel and meetings	127,881.92
880.00 · Utilities	2,635.11
885.00 · Wages	430,690.85
890.00 · Website expenses	106,015.85
Total Expense	1,762,154.72
Net Ordinary Income	117,136.68
Other Income/Expense	
Other Income	
925.00 · Interest earned	1,241.50
930.00 · Shipping Surcharge	379,084.25
945.00 · Miscellaneous income	7,936.27
Total Other Income	388,262.02
Other Expense	
976.00 · Income tax expense-state	30.00
980.00 · Interest expense	355,457.64
985.00 · Other expenses	120,729.16
Total Other Expense	476,216.80
Net Other Income	-87,954.78
Net Income	**29,181.90**

Splash Wines, Inc.
Balance Sheet
As of June 30, 2020

	Jun 30, 20
ASSETS	
Current Assets	
Checking/Savings	
101.00 · Cash on hand	580.00
105.00 · Cash in bank - checking	14,974.01
110.00 · Cash in bank - savings	1,901,223.50
Total Checking/Savings	1,916,777.51
Other Current Assets	
113.00 · Receivable - paypal	9,861.35
116.00 · Right to mkt inventory	2,589,558.97
116.50 · Boise cellar	48,720.00
122.00 · Prepaid expense	48,684.11
125.00 · Groupon receivable	705,519.00
127.00 · Cellarstash receivable	109,459.35
128.00 · Note receivable cellarstash	221,000.00
Total Other Current Assets	3,732,802.78
Total Current Assets	5,649,580.29
Fixed Assets	
138.00 · Furniture and fixtures	6,203.25
139.00 · Office equipment	10,596.45
143.00 · Automotive equipment	16,772.92
144.00 · Leasehold improvements	49,067.51
145.00 · Accumulated depreciation	-27,475.00
Total Fixed Assets	55,165.13
Other Assets	
150.00 · Loan fees	32,073.03
155.00 · Funding fees	130,472.12
157.00 · Website development	75,771.91
160.00 · Start up costs	86,791.76
161.00 · Accumulated amortization	-172,236.00
170.00 · Due from officers	399,247.13
180.00 · Notes receivable - long term	50,000.00
Total Other Assets	602,119.95
TOTAL ASSETS	**6,306,865.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200.00 · Accounts payable	3,191,494.43
Total Accounts Payable	3,191,494.43
Credit Cards	
202.00 · Credit Cards - S/H	
202.02 · JAI -EBI-1007	237,532.49
202.04 · JAI - 1001	209,633.23
Total 202.00 · Credit Cards - S/H	447,165.72

Splash Wines, Inc.
Balance Sheet
As of June 30, 2020

	Jun 30, 20
202.10 · Key Bank MC	98,968.47
202.11 · Bank of america	1,654.99
204.00 · Splash amex #2007	253,579.48
Total Credit Cards	801,368.66
Other Current Liabilities	
205.00 · Accrued payroll	15,000.00
206.00 · Payroll liabilities	1,147.50
206.25 · Accrued expenses	120,000.00
206.50 · Sales and excise tax payable	305,738.90
208.00 · Income taxes accrued	30.00
209.00 · Interest payable	2,361.09
212.50 · Notes payable	264,643.00
216.00 · LOC - Aion	664,752.72
Total Other Current Liabilities	1,373,673.21
Total Current Liabilities	5,366,536.30
Long Term Liabilities	
249.00 · PPP	125,000.00
250.00 · Convertible debt	255,000.00
Total Long Term Liabilities	380,000.00
Total Liabilities	5,746,536.30
Equity	
300.00 · Capital stock	675,492.80
305.00 · Preferred stock (SeedInvest)	630,052.00
310.00 · Beginning retained earnings	-774,397.63
Net Income	29,181.90
Total Equity	560,329.07
TOTAL LIABILITIES & EQUITY	6,306,865.37

Splash Wines, Inc.
Statement of Cash Flows
July 2019 through June 2020

	Jul '19 - Jun 20
OPERATING ACTIVITIES	
Net Income	29,181.90
Adjustments to reconcile Net Income	
to net cash provided by operations:	
113.00 · Receivable - paypal	-7,946.53
114.00 · Employee advances	11,085.38
116.00 · Right to mkt inventory	-19,847.79
116.50 · Boise cellar	53.23
122.00 · Prepaid expense	3,385.06
125.00 · Groupon receivable	5,291.00
127.00 · Cellarstash receivable	-109,459.35
128.00 · Note receivable cellarstash	-221,000.00
200.00 · Accounts payable	2,468,963.89
202.00 · Credit Cards - S/H:202.02 · JAI -EBI-1007	238,394.07
202.00 · Credit Cards - S/H:202.04 · JAI - 1001	11,270.85
202.00 · Credit Cards - S/H:202.08 · Rob CC	155,177.77
202.10 · Key Bank MC	11,014.04
202.11 · Bank of america	1,654.99
204.00 · Splash amex #2007	239,034.14
204.50 · Key loc	-3,508.37
206.25 · Accrued expenses	120,000.00
206.50 · Sales and excise tax payable	305,738.90
208.00 · Income taxes accrued	10.00
209.00 · Interest payable	-19,429.33
212.00 · Convertible debts	-410,000.00
212.50 · Notes payable	264,643.00
215.00 · Short term funding	-440,000.00
216.00 · LOC - Aion	-1,242,263.53
Net cash provided by Operating Activities	1,391,443.32
INVESTING ACTIVITIES	
145.00 · Accumulated depreciation	6,426.00
155.00 · Funding fees	-5,380.00
157.00 · Website development	-500.00
161.00 · Accumulated amortization	64,776.00
170.00 · Due from officers	-121,271.09
Net cash provided by Investing Activities	-55,949.09
FINANCING ACTIVITIES	
249.00 · PPP	125,000.00
300.00 · Capital stock	435,000.00
Net cash provided by Financing Activities	560,000.00
Net cash increase for period	1,895,494.23
Cash at beginning of period	21,283.28
Cash at end of period	**1,916,777.51**

		Preferred Stock			Common stock			Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Deficit
		Shares		Amount	Shares		Amount					
Inception				$ -			$ -					$ -
Issuance of founders stock		667201		$ 630,104.62	12,508,118		$ 675,488.40					$ 1,305,593.03
Shares issued for services		-		-	-		-					$ -
Contributed capital		-		-	-		-					$ -
Net income (loss)		-		-	-		-			$ 29,181.90		$ 29,181.90
30-Jun-20		667,201		$630,105	12,508,118		$675,488		0	$29,182		$1,334,775
Shares issued for debt conversion					795,452		$ 180,212.90					180,213
Shares issued for cash												0
Shares issued for services												0
Conversion of preferred stock												0
Discount on convertible debt												0
Stock option compensation												0
Net income (loss)										$863,533		863,533
30-Jun-21		0		$0	13,303,570		$855,701		$0	$863,533		$2,378,521

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your sta

| | amounts that come from P&L |
| amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet |

NOTE 1 – NATURE OF OPERATIONS

Splash Wines Inc was formed on 10-02-2014 ("Inception") in the State of Idaho. The financial statements of Splash Wines Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eagle, Idaho.

Splash Wines Inc is devoted to upending and changing the direct-to-consumer, online wine space. We deliver exceptional, value-oriented wines directly to the doors of consumers throughout the United States. With a focus on fanatical customer service, outstanding quality and affordable pricing, we believe we have become one of the leading companies in the incredibly fractured online wine industry in the United States.

Our primary source of revenue generation is from selling wine directly to customers online around the United States. To facilitate this, Splash has long-term relationships with wineries around the world and, with third-party agreements, the company imports the wine to fulfillment centers in New York and California, and from their order are packaged for last-mile delivery to the consumer. In addition to product sales, Splash generates revenue from our membership programs for frequent customers, including annual and lifetime memberships that provide regular, loyal customers with added benefits, including extra Splash Cash back per order and free shipping on all orders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
- Creditor: AION FINANCIAL TECHNOLOGIES INC.,
Amount Owed: $2,315,622.
Interest Rate: 16.5%
The Company entered into a Line of Credit agreement with AION FINANCIAL TECHNOLOGIES INC., a Delaware corporation. The credit facility size is $4,000,000. The interest rate is 16.50% per annum. The total outstanding balance as of June 30, 2021, and June 30, 2020 was $2,315,622 and $664,752, respectively. The entire balance is classified as current.

- Creditor: Cloud 9 Investments LLC
Amount Owed: $140,000.00
Interest Rate: 12.0%
On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2021 and June 30, 2020, is $50,000. The convertible note to Cloud Nine has been capped at $140k. No further interest will be due.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
As of 06/30/21 the company has currently issued 13,303,570 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

- Name of Entity: JA Imports LLC
Names of 20% owners: (a company owned 100% by Jessica Imeson who owns one million shares of the Company and is related to the major shareholders of the Company)
Relationship to Company: Officer
Nature / amount of interest in the transaction: Consulting
Material Terms: Splash Wines Inc has an agreement with JA Imports LLC to manage compliance and wine importing for the company. Splash Wines Inc. pays JA Imports LLC a monthly consulting fee to manage its responsibilities.

- Name of Entity: Cloud 9 Investments LLC

Names of 20% owners: whose owners are board members of Splash Wines Inc

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Convertible Note

Material Terms: On April 27, 2015, the Company issued convertible note to Cloud 9 Investments LLC, whose owners are board members of Splash Wines Inc in the amount of $100,000, with an interest rate of 12.0%. When Convertible Note issuance was recorded, only $50,000 was received by Splash, whereas $50,000 was still left to be received. This amount is recorded under an account Due from Related Parties and outstanding balance as of June 30, 2021 and June 30, 2020, is $50,000. Cloud Nine convertible was fully paid.

- Name of Entity: Patrick Imeson

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: $50k was loaned to Patrick Imeson at 6% interest.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events through December, 2021, the date that these financial statements were available to be issued, and has identified no events that would require disclosure.

CERTIFICATION

I, Robert Imeson, Principal Executive Officer of Splash Wine, Inc., hereby certify that the financial statements of Splash Wine, Inc. included in this Report are true and complete in all material respects.

Robert Imeson

CEO